EXHIBIT 20

          FOR IMMEDIATE RELEASE

          NEW YORK COURT REJECTS SHERWIN-WILLIAMS APPLICATION
          FOR TEMPORARY RESTRAINING ORDER

                    New York, New York, May 9, 1995... Grow Group, Inc. ("Grow") (NYSE: GRO) announced today that a Justice of the New York State Supreme Court, after a hearing yesterday afternoon, rejected Sherwin-Williams' application for a temporary restraining order. Sherwin-Williams had sought an order enjoining Imperial Chemical Industries PLC ("ICI") from exercising certain rights under an agreement between ICI and Corimon, a 25% shareholder of Grow. The agreement between ICI and Corimon was entered into in connection with the previously announced Merger Agreement between ICI and Grow.

                    A hearing on Sherwin-Williams' preliminary injunction motion in its New York State court action has been set for May 25, 1995.